GIBSON, DUNN & CRUTCHER LLP
LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

__________

2029 Century Park East, Suite 4000 Los Angeles, California 90067

(310) 552-8500

VIA HAND DELIVERY AND EDGAR	December 10, 2004

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3-9

450 Fifth Street, N.W.

Washington, D.C. 20549-0404

Attention: Jeffrey Riedler

Re:	WH Holdings (Cayman Islands) Ltd.
Registration Statement on S-1 filed October 1, 2004
File No. 333-119485

Dear Mr. Riedler:

On behalf of Herbalife Ltd., f/k/a WH Holdings (Cayman Islands) Ltd., a Cayman Islands exempted limited liability company (the “Company”), we transmit herewith proposed changes to Amendment No. 4 to the Company’s Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission on October 1, 2004 (the “Registration Statement”). By this letter, on behalf of the Company, we provide responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated December 7, 2004 (the “Comment Letter”), relating to the Company’s Registration Statement. The marked changes reflect revisions that we will incorporate into Amendment No. 5 to the Registration Statement, which we currently plan to file on December 13, 2004. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text. We also are forwarding, via courier, a copy of this letter and the related attachment.

Business, page 70

1.             We note your response to comment 8 of our letter dated November 29, 2004 and the prospectus disclosure appearing in Amendment No. 4 to the registration statement.  With respect to the discussion on page 70 concerning your product development efforts, please also disclose that unlike drug products that must be proven safe and effective for their intended use before marketing, there are no provisions in the law for the FDA to “approve” dietary supplements for safety and effectiveness before they reach the consumer.

In response to the Staff’s comment, we have revised our disclosure on page 70 of the prospectus to reflect the fact that unlike drug products that must be proven safe and effective for their intended use before marketing, there are no provisions in the law for the FDA to “approve” dietary supplements for safety and effectiveness before they reach the consumer.

Product Development, page 78

2.             We note your response to comment 15 and the associated revisions to the prospectus.  With respect to your disclosure of $254,000 in fixed costs for the clinical studies at UCLA, please explain why such amount was given as $420,000 in your response 78 of your previous letter of November 9, 2004.

In response to the Staff’s comment, we note that while an aggregate contribution of $420,000 was in fact made to UCLA at year end, only $254,000 of this amount was specifically earmarked for the clinical studies.  The remainder of this contribution was an unrestricted donation to UCLA.  Therefore, our revised disclosure was intended to more accurately quantify the fixed costs related to the clinicals, notwithstanding our response 78 in our previous letter of November 9, 2004.

                We will follow up on this letter with a telephone call to the Staff, during which we will request confirmation that our responses and proposed revisions are satisfactory to the Staff.  Please contact me at (213) 229-7207, Michael B. Mayes at (310) 551-8800 or Jonathan K. Layne at (310) 552-8641 with any questions regarding the foregoing responses.

Very truly yours,

/s/ Rayan R. Joshi
Rayan R. Joshi

cc:	Brett R. Chapman, Esq., WH Holdings (Cayman Islands) Ltd.
Richard Goudis, WH Holdings (Cayman Islands) Ltd.
Jonathan K. Layne, Esq., Gibson, Dunn & Crutcher LLP

10832705_2.DOC

BUSINESS

Herbalife

We are a global network marketing company that sells weight management, nutritional supplement and personal care products. We pursue our mission of "changing people's lives" by providing a financially rewarding business opportunity to distributors and quality products to distributors and customers who seek a healthy lifestyle. We are one of the largest network marketing companies in the world with net sales of approximately $1.2 billion for the fiscal year ended December 31, 2003. We sell our products in 59 countries through a network of over one million independent distributors. We believe the quality of our products and the effectiveness of our distribution network, coupled with geographic expansion, have been the primary reasons for our success throughout our 24-year operating history.

We offer three categories of products: weight management, inner nutrition, and Outer Nutrition®. Our weight management product portfolio includes meal replacements, weight-loss accelerators and a variety of healthy snacks. In March 2004, we launched the ShapeWorks™ weight management program, an enhancement to our best-selling Formula 1 weight management product, which personalizes protein intake and includes a customized meal plan. Our collection of inner nutrition products consists of dietary and nutritional supplements, each containing quality herbs, vitamins, minerals and natural ingredients in support of total well-being and long-term good health. In 2003, we introduced Niteworks™, which supports energy, vascular and circulatory health. Our Outer Nutrition® products include skin cleansers, moisturizers, lotions, shampoos and conditioners, each based on botanical formulas to revitalize, soothe, and smooth body, skin and hair. Weight management, inner nutrition, and Outer Nutrition® accounted for 43.1%, 43.6% and 9.1% of our net sales in fiscal year 2003, respectively.

In the course of our product developments efforts, we are committed to providing products with scientific substantiation. For new products, we assure product safety and scientific substantiation by reviewing available product and ingredient data, by consulting with medical, scientific and regulatory experts, and by testing final product content and stability. Unlike drug products that must be proven safe and effective for their intended use before marketing, there are no provisions in the law for the FDA to "approve" dietary supplements for safety and effectiveness before they reach the consumer. While we do not routinely do pre-market clinical tests on our products, we do clinical tests as necessary. We determine clinical tests to be necessary in three situations. First, if local regulation requirements necessitate testing for product licensing. For example, in certain markets we are required to perform in-country human clinical trials to make weight loss claims. Second, we use clinical trials to support unique product claims in the marketplace for key products. Finally, we use clinical trials to further validate the scientific foundation of key products. Currently, we have two human clinical trials underway that examine the health benefits of several existing products. The first trial is a comparison of weight loss achieved with a meal replacement plan based on individualized protein supplementation versus a standard protein meal replacement plan in 100 people over the course of one year. Efficiency endpoints include change in weight, changes in fasting plasma glucose levels associated with weight loss, insulin, blood pressure, lipid levels and body fat. Subject enrollment is complete and we expect to conclude in October 2005. The second trial is an examination of the effects of a dietary supplement on exercise performance in healthy older adults over three weeks. The trial has 30 subjects and efficacy endpoints include exercise capacity before, during and after three weeks of supplementation as well as an examination of gas exchange parameters, lactate and ammonia peaks at maximal exercise, blood pressure and exercise induced oxidative stress. Both have what we believe are very robust scientific designs and are being executed according to good clinical practice standard operating procedures at UCLA. Although both trials are subject to the oversight of UCLA's Institutional Review Board, neither requires FDA approval or oversight due to the type of products being tested, the clinical populations being tested and the clinical end points being tested. Both studies are blinded and the results are unknown. Thus, we have not publicly announced these studies.